UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                       (Amendment No. 1)*

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                         Stafford Kelley
                       146 Trelawn Avenue
                Oakville, Ontario, Canada L6J 4R2
                     (Phone: (905) 845-8960)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        October 31, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       PATRICIA KELLEY

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          194,000
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            194,000

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     194,000 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.89%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

          The ownership of shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Persons on
Schedule 13D, which was filed with the Securities and Exchange Commission on March 4, 2005 (the "Original 13D"). Since the filing of the Original 13D, the ownership of Shares by the Reporting Persons has changed, and the number of Shares now held by the Reporting Persons together is 944,000 Shares.

          The Cover Page for the Reporting Person whose ownership of Shares has changed since the filing of the Original 13D is hereby amended as shown in this Amendment No. 1. Items 2, 3, 4 and 5 are hereby amended as shown in this Amendment No. 1. The Cover Page and other Items remain unchanged from the Original 13D.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, IS THE BENEFICIAL OWNER OF ANY SHARES OTHER THAN THE SHARES IN WHICH THE REPORTING PERSONS ARE SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 2.   IDENTITY AND BACKGROUND.

(1)   (a) Patricia Kelley
      (b) 146 Trelawn Ave., Oakville, ON, Canada L6J 4R2
      (c) Homemaker
      (d) No
      (e) No
      (f) Canada

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

The source of funds used by the Reporting Person is personal funds. The Reporting Person did not borrow any funds to acquire his respective Shares. The Reporting Person paid U.S.$1,940.00 for the Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

Stafford Kelley is no longer an officer or director of the Issuer. Stafford Kelley is the controlling principal of S. K. Kelley & Associates Inc., an Ontario company that provides consulting services and administrative services to the Issuer related to compliance with applicable disclosure requirements under United States and Canadian law. Mr. Kelley advises the Board of the Issuer when requested. In his capacity as a consultant, Mr. Kelley may provide advice that influences Board decisions. Mr. Kelley is not pursuing a plan or proposal that would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation, nor is Mr. Kelley seeking any change in the Issuer's primary business or organizational documents or a material change in the Issuer's capitalization. Mr. Kelley evaluates his investment in the Issuer from time to time and may sell or acquire securities of the Issuer in the future. Mr. Kelley is not seeking control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons together hereby report beneficial ownership of 944,000 shares of common stock of the Issuer, representing 9.19% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 10,271,580 Shares (as reported in the Issuer's Form 10-Q as of July 31, 2005).

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares         Security


Stafford Kelley                      750,000            7.30%

Patricia Kelley                      194,000            1.89%

TOTAL                                _______           ______

                                     944,000            9.19%

(b) The Reporting Persons have sole voting and dispositive power with respect to 944,000 shares of common stock.

(c) The following purchase of the Shares was effected on the date set out below:

                                             Price/Share (in
                                             Dollars
Purchase In The                Number of     Commissions not
    Name Of         Date       Shares        included)


Patricia Kelley   10/31/2005   194,000       US$.10


Patricia Kelley's transaction was effectuated through a private purchase.

(d) Not applicable

(e) Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED this 10th day of November, 2005.


s/Stafford Kelley
  Stafford Kelley


s/Patricia Kelley
  Patricia Kelley